UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                 FEBRUARY 3, 2005

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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TDC PROPOSES CANCELLATION OF TREASURY SHARES

TODAY, TDC HAS DECIDED TO PROPOSE CANCELLATION OF TREASURY SHARES. ALSO, IT HAS BEEN DECIDED TO ABSTAIN FROM BIDDING ON CESKY TELECOM.

Based on a careful analysis, TDC has decided to abstain from participation in the bidding process that the Czech government has initiated concerning Cesky Telecom.

Further, TDC has decided to propose at the Annual General Meeting on March 17, 2005, that the share capital in TDC A/S be reduced by cancellation of a portion of the company's treasury shares, in total DKK 90,421,815 of nominal value (18,084,363 shares), equal to 8.4 percent of the share capital. The share capital following the reduction will be DKK 991,875,885 (198,375,177 shares). In connection with the reduction, the Articles of Association, section 4.1, will be amended.

The shares covered by the proposed reduction stems from the shares purchased from SBC in June 2004. Based on TDC's current holding of own shares, TDC's holding of own shares following the proposed reduction will amount to approximately 1.8 percent of the share capital. The purpose of this shareholding is to hedge TDC's employee share option programmes.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

     FEBRUARY 3, 2005                                 /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations